

Mail Stop 3720

October 13, 2016

Mr. David B. Potts
Executive Vice President,
Chief Financial Officer and
Chief Accounting Officer
Arris International plc
3871 Lakefield Drive
Suwanee, Georgia 30024

      Re: Arris International plc
             Form 10-K for the year ended December 31, 2015
             Filed February 29, 2016
             File No. 001-37672

Dear Mr. Potts:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Terry French for

      Larry Spirgel
      Assistant Director
      AD Office 11 – Telecommunications